| 1 | Details of the person discharging managerial responsibilities/person closely associated | |
|---|---|---|
| a) | Name | Carri Lockhart |
| **2** | **Reason for the notification** | |
| a) | Position/status | EVP |
| b) | Initial notification/Amendment | Initial notification |
| **3** | **Details of issuer** | |
| a) | Name | Equinor ASA |
| b) | LEI | OW6OFBNCKXC4US5C7523 |
| **4** | **Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted** | |
| a) | Description of the financial instrument, type of instrument Identification code | Derivative  ISIN NO0010096985 |
| b) | Nature of the transaction | Exercise of option in connection with share savings plan |

| c) | Price(s) and volume(s) | Price(s) | Volume(s) |
|---|---|---|---|
| | | USD 27.5878 | 38 |

| d) | Aggregated information — Aggregated volume — Price | Volume 38 Price USD 27.5878 |
|---|---|---|
| e) | Date of the transaction | 2021-12-28 |
| f) | Place of the transaction | XNYS – New York Stock Exchange |